Exhibit 99.4

NiCE Launches Workforce Empowerment Suite for the Hybrid AI Workforce

Giving enterprises full command of a hybrid workforce of humans and AI agents, with one standard for performance, governance, and customer experience.

Hoboken, N.J., June 9, 2026 - NiCE (Nasdaq: NICE) today introduced the Workforce Empowerment Suite, giving enterprises one operating model to manage, govern, and empower human employees and AI agents at scale. Announced at NiCE World 2026, the Suite provides enterprises a single framework to deliver customer experience operational excellence across their people and AI workforce, helping them optimize customer and employee experiences, maximize profitability, and manage compliance as the workforce scales.

The CXone Workforce Empowerment Suite: one operating model for human and AI agents

NiCE unifies workforce management, quality, performance, compliance, and AI operations on a single AI-native platform, so human and AI workstreams share signals and boundaries instead of living in separate systems. Because the work runs on one model, the same rules, goals, and quality bar apply whether an interaction is handled by a person or an AI agent. AI-powered forecasting, scheduling, and a new Copilot for Workforce Managers align capacity to service outcomes, and coaching insights and shared dashboards unify visibility across the workforce. GenAI workflows scale quality to up to 100% of interactions, with auto-summarized evaluations that surface strengths, gaps, and next best actions.

Industry analysts see this as a defining moment for workforce operations in the agentic era.

“This is one of the most consequential shifts in workforce operations in a generation. For decades, NiCE set the standard for managing the human workforce in the contact center. With this launch, they are doing it again for the hybrid workforce,” said Sheila McGee-Smith, founder and principal analyst at McGee-Smith Analytics. “Every enterprise running customer service is about to confront the same question: how do you govern, coach, and scale a workforce that is half human and half AI? NiCE has answered it first, and they’ve answered it at the scale major enterprises operate at.”

“Every enterprise is now running a hybrid workforce of people and AI agents,” said Jeff Comstock, President of CX Product & Technology, NiCE. “NiCE’s Workforce Empowerment Suite lets them govern, coach, and scale that workforce as one so every customer gets the same experience, whether they reach a person or an AI agent.”

Governing a hybrid workforce works best on a secure foundation, and the Workforce Empowerment Suite is built on the same standards enterprises already trust NiCE to meet, including SOC 2 Type II, ISO 27001, PCI DSS, and FedRAMP Moderate authorization, protecting customer data at the highest levels of assurance.

The Workforce Empowerment Suite is available now. Learn more here.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NiCE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Comstock, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.